Exhibit 12.1

ALLIANCE HEALTHCARE SERVICES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNT IN THOUSANDS)

(UNAUDITED)

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
CALCULATION OF FIXED CHARGES
Interest expense, net (1)	$34,203	$41,078	$42,362	$48,392	$45,894	$10,677	$13,304
Add back interest income	608	697	2,122	2,364	132	42	35

Interest expense	34,811	41,775	44,484	50,756	46,026	10,719	13,339
Total rental expense	9,518	9,744	8,166	9,117	7,439	1,714	1,464
Multiplied by 25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%

Estimated interest on rental expense	2,380	2,436	2,042	2,279	1,860	429	366

TOTAL FIXED CHARGES	$37,191	$44,211	$46,526	$53,035	$47,886	$11,148	$13,705

CALCULATION OF EARNINGS
Income (loss) before taxes and extraordinary items	$36,587	$30,664	$27,876	$28,287	$789	$7,489	$(2,776)
Add: Net income attributable to noncontrolling interest, net of tax	1,718	2,075	1,727	3,030	3,064	654	747
Add: Fixed charges	37,191	44,211	46,526	53,035	47,886	11,148	13,705
Add: Amortization of capitalized interest	—	—	—	—	—	—	—
Add: Distributions from equity investees less income from equity investments	(478)	728	(138)	1,453	(106)	65	513
Add: Pre-tax losses of equity investees for which charges arising from guarantees are included	—	—	—	—	—	—	—
Less: Interest capitalized	—	—	—	—	—	—	—
Less: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
Less: Noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—

TOTAL EARNINGS	$75,018	$77,678	$75,991	$85,805	$51,633	$19,356	$12,189

RATIO OF EARNINGS TO FIXED CHARGES	2.0	1.8	1.6	1.6	1.1	1.7	—

DOLLAR AMOUNT OF DEFICIENCY	$—	$—	$—	$—	$—	$—	$(1,516)

(1)	Net interest expense includes amortization of deferred financing costs, adjustment of swaps to fair value and interest income